[redacted]

09042631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
[redacted]
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2008 (MM/DD/YY) AND ENDING 8-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurizio Nicolelli 203-810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Atlantic Street	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 31 DAY OF August, 2009.
BY Dolores C. Longo
NOTARY PUBLIC

Signature

Financial Operations Principal
Title

Notary Public

Dolores C. Longo
Notary Public Connecticut
My Commission Expires
September 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.
Statement of Financial Condition
August 31, 2009

Assets	
Cash and cash equivalents	$ 21,174,878
Receivables from clients, net of reserves of $138,716	5,259,830
Receivable from parent company	2,965,096
Total Assets	$ 29,399,804
Liabilities and Shareholder's Equity	
Current liabilities	
Deferred fees	$ 2,957,586
Payable to clearing broker	10,817
Total Liabilities	2,968,403
Shareholder's equity	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2009	9
Capital in excess of par value	24,991
Retained earnings	26,406,401
Total Shareholder's Equity	26,431,401
Total Liabilities and Shareholder's Equity	$ 29,399,804

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company, in accordance with an arrangement with the Parent, facilitates the payment for services in commissions to allow clients to purchase integrated research services from its Parent using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis through one external clearing broker. A client directs the clearing broker at the time it executes a securities transaction, to credit the commission on the transaction to the Company's account.

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and receivable reserves. Actual results could differ from those estimates.

Revenue Recognition
Subscription revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. Clients are invoiced monthly to reflect the actual services provided to them. Receivable reserve is estimated for uncollectible amounts previously billed. Such provisions are accounted for as a reduction of revenue, with a corresponding reduction to receivables.

Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the statement of financial condition as receivables from clients, net of reserves. Amounts that have been received through commissions on securities transactions that are in excess of earned subscription revenues are reflected on the statement of financial condition as deferred fees and payable to clearing broker.

When payment for services is remitted through its external clearing broker, which has an agreement with the Company, the clearing broker charges the Company a clearing fee for its service, which the Company recovers from its clients who choose this payment option, as disclosed above. Clearing fees are recorded as a reduction to revenues in the period incurred, at the time that a client executes securities transactions through the clearing broker. The Company earns the right to recover the clearing fee from its clients at the time the securities transactions are executed, which is the period in which the clearing fees are incurred.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment which represent the costs of

providing subscription services to its clients. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments which are reported at fair value. The Company considers demand deposits, money market investments and securities investments with maturities of three months or less at the date of acquisition as cash and cash equivalents.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2009 totaled $615,419 and are recorded as part of the intercompany account settlement.

3. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii). At August 31, 2009, the Company had net capital of $17,777,977, which was $17,580,083 in excess of its minimum net capital requirement of $197,893. The ratio of aggregate indebtedness to net capital was 0.17 to 1.

4. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of clients of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of August 31, 2009, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right.

5. Fair Value

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value and expands disclosures about fair value measurements. Effective September 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 did not have a material impact on the Company's results of operations or the fair values of its financial assets and liabilities.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, SFAS 157 permits the use of various valuation methodologies, including market, income and cost approaches. The Company considers the

principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value based on the reliability of inputs. FactSet has categorized its cash equivalents and derivatives within the hierarchy as follows:

Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include FactSet's investments in institutional money market funds that are classified as cash equivalents. Valuations of these products do not require a significant degree of judgment.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Company's derivative instruments are classified as Level 2 as they are not actively traded and are valued using pricing models that use observable market inputs.

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets are classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. There were no Level 3 assets or liabilities held by FactSet as of August 31, 2009 or at adoption of SFAS 157 on September 1, 2008.

The following table shows by level within the fair value hierarchy the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of August 31, 2009. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Level 1	**Level 2**	**Level 3**	**Total**
Money market instruments	$ 21,174,878	$ -	$ -	$ 21,174,878

6. Subsequent Events

We have preformed an evaluation of subsequent events through October 21, 2009, which is the date the financial statements were issued.

FactSet Data Systems, Inc.

Financial Statement
August 31, 2009

FactSet Data Systems, Inc.
Index to Financial Statement
August 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Stamford, Connecticut
October 21, 2009